Exhibit 12

MGM RESORTS INTERNATIONAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands)
Earnings:
Income (loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$787,868	$(1,224,189)	$435,761	$202,550	$(1,585,912)
Fixed charges (see below)	814,731	862,377	846,321	862,417	1,117,327
Distributed income from unconsolidated affiliates	559,002	230,945	15,700	17,038	23,000
	2,161,601	(130,867)	1,297,782	1,082,005	(445,585)
Capitalized interest	(119,958)	(64,798)	(29,260)	(5,070)	(969)
	2,041,643	(195,665)	1,268,522	1,076,935	(446,554)
Fixed charges:
Interest expense, net (a)	$694,773	$797,579	$817,061	$857,347	$1,116,358
Capitalized interest	119,958	64,798	29,260	5,070	969
	814,731	862,377	846,321	862,417	1,117,327
Ratio of earnings to fixed charges	2.51x	(b)	1.50x	1.25x	(b)
Deficiency	$—	$1,058,042	$—	$—	$1,563,881

(a)	Interest expense does not include the interest factor of rental expense as these amounts are not material.
(b)	Earnings were inadequate to cover fixed charges.